Lee W. Cassidy, Esq.

215 Apolena Avenue

Newport Beach, California 92662

December 7, 2018

202/415-3563	Lwcassidy@aol.com

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Global Diversified Marketing Group, Inc.
Registration Statement on Form S-1

Hello:

Please find the attached registration statement on Form S-1 for Global Diversified Marketing Group, Inc.

Any questions or correspondence may be addressed to Lee Cassidy at the email address lwcassidy@aol.com.

We consent to the use of electronic email for all correspondence from the Securities and Exchange Commission.

The contact person and email address for the Company is:

Paul Adler

Glbdholdings@gmail.com

The contact and email address for the attorney is:

Lee Cassidy, Esq.

Lwcassidy@aol.com

202-415-3563

Sincerely,

Lee W. Cassidy